UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On April 27, 2026, Marti Technologies, Inc. (the “Company”) issued a press release announcing that the board of directors of the Company authorized a new share repurchase program under which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares until October 26, 2026. The new share repurchase program replaces the Company's prior share repurchase program, which was authorized on January 10, 2024 and expired on April 9, 2026. In addition, the Board established a ceiling price of $6.00 per share for the share repurchases. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Marti Technologies, Inc., dated April 27, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: April 27, 2026	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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